Rocco C. Castoro

EXECUTIVE SUMMARY

Builder and leader of global storytelling teams. Fluent and capable in myriad formats, including: long-form reporting, documentary filmmaking, blogging, unscripted TV, digital short-form content, investigative journalism, branded content, and scripted.

Creator and editorial curator of content viewed hundreds of millions of times in dozens of languages across numerous platforms. Essential to the transformation of a niche youth culture magazine into a multibillion-dollar multimedia juggernaut fueled by thousands of contributors from dozens of countries.

Lives at the intersection of storytelling, emerging platforms, original IP, and data science. Firm believer that the medium is the message, and that the message must transcend media to become part of the conversation.

WORK

Collider Studios   2018 — Present
Creative Director / Executive Producer

- Lead creative and development of unscripted and scripted content for Collider Studios
- Develop sales strategies, budgets, marketing, and for Collider Studios slate
- Lead creative direction of the brand to align with existing and new lines of business
- Physical and executive production of original TV and feature film projects
- Prospective development of talent, TV/film concepts, and preexisting IP
- Executive producer of *Planet Serpent*, nature-travel TV docuseries that follows a 20-year-old who is an expert in free-handling venomous snakes as he learns about the different cultures and people who must coexist peacefully alongside dangerous but beautiful serpents
- Executive producer of *Satoshi's Vision*, a documentary feature film that investigates the mad search for the true identity of Satoshi Nakamoto, the mysterious creator of Bitcoin; we learn that defining Satoshi's guiding principles may be far more important than unmasking their real name

NBCUniversal / Wilshire Studios   2016 — 2018
Development Producer

- Producer for slate of unscripted series
- Developed and executed sales materials
- Selected and screened talent

VICE Media   2006 — 2015
Editor-in-Chief / Executive Producer

- Oversaw daily editorial operations and digital content strategy worldwide
- Directly supervised a full-time staff of more than 30; responsible for overseeing/approving the editorial and content output for more than 20 foreign offices/bureaus, in dozens of languages; ultimately responsible for the published output of a stable of more than 2,500 contributors worldwide
- Developed bidirectional global workflows for foreign/local offices, incentivizing the pooling and collaborative development of stories worldwide to encourage "buy-in" from creators/translation across regions
- Led creative for a core team of engineers and designers through numerous

iterations/redesigns of VICE.com, its print magazine, collateral marketing materials, sales materials, video product, and mobile apps
- Developed brand style guides, visual artifacts, aesthetic alphabetization, and tone
- Advised on key content and initiatives for spin-off verticals/brands while managing client expectations
- Managed multimillion-dollar budgets for online, print, and video content
- Oversaw stable of more than 2,000 freelance contributors globally
- Consistently surpassed traffic and video viewership goals, year over year
- Franchise development/conceptualization/executive production, story development, research, and execution of efficient cross-platform video globally
- Executive produced, produced, creative directed, and hosted a wide variety of documentary and scripted video, resulting in hundreds of millions of views
- (Note: Promoted to editor-in-chief in 2011)

The Satellite   2003 — 2006
Senior Editor

Neuharth Journalism Library   2002 — 2004
Associate Librarian

EDUCATION

University of Florida   2002 — 2004
Bachelor of Science, Journalism

Santa Fe College   2000 — 2002
Associate of Arts

AWARDS AND
ENGAGEMENTS

- Panelist at Columbia University's Breakthroughs in Digital Media, March 2015
- Panelist at the University of Chicago's Institute of Politics "The New News," February 2015
- Under my editorship: *Advertising Age*'s 2014 Magazine Brand of the Year Award
- PEN Center 2014 Award of Honor for literary and editorial excellence
- Keynote speaker at *Der Spiegel*'s 2014 Reporter Forum
- 2014 Cinema for Peace Award for Most Valuable Documentary of the Year, *Ground Zero: Syria*
- 2013 People's Voice Webby Award for Best News & Politics Series: *Ground Zero: Syria*
- Nominated, General Excellence for General Interest Publications; 2012 ASME National Magazine Awards